Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Nicholas VFX Group LLC
3424 W. Carson St., Suite 210
Torrance, CA 90277
http://tngvisualeffects.com/

Up to $107,000.00 in Common Units at $10.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Nicholas VFX Group LLC
Address: 3424 W. Carson St., Suite 210, Torrance, CA 90277
State of Incorporation: CA
Date Incorporated: December 30, 2009

Terms:

Equity

Offering Minimum: $10,000.00 | 1,000 shares of Common Units
Offering Maximum: $107,000.00 | 10,700 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $10.00
Minimum Investment Amount (per investor): $100.00

The Company and its Business

Company Overview

TNG Visual Effects is a group of uniquely talented 3D scanning professionals dedicated to one thing – making you look good! Our team is built on a foundation of 25 years in the industry. Founder, Nick Tesi, started working in 1986 with one of the first 3D animation systems and is well-regarded among his peers as a true expert in the visual effects industry. It is our mission to be located across North America in areas that are convenient for our customers where we can best serve them and provide the highest level of quality and efficient service. Our entire team offers the right mix of technological know-how, mobility, customer service, efficiency and affordability.TNG Visual Effects was built on the core belief that a client should receive more than expected with uncompromised integrity.

Competitors and Industry

North America is a promising region in the 3D scanning market. The growth in the region is predominantly driven by the United States. We believe the early adoption of new technology and presence of U.S. based companies has facilitated the exploration of newer applications of the technologies. We believe the 3D scanning market is primarily driven due to various inspection applications such as oil & gas pipeline checking, building construction planning, aerospace, healthcare, and others. Sophistication in healthcare facilities is also a key factor driving the 3D scanning market growth. [Kumar, R., & Kakade, P. (2018). 3D Scanning Market by Type (Optical Scanner, Laser Scanner, Structured Light Scanner), Range (Short Range Scanner, Medium Range Scanner, Long Range Scanner) and Services (Reverse Engineering, Quality Inspection, Rapid Prototyping, Face Body Scanning) - Global Opportunity Analysis and Industry Forecast, 2014 - 2021 (Rep.). Pune, India: Allied Amrket Research.]

Current Stage and Roadmap

With the development of Virtual Reality, the already high demand for 3D digital assets and visual effects is increasing, and it all starts with 3D scanning. The demand is growing for companies that can produce the highest quality scanning, rapidly and cost-effectively. TNG is hitting all of those marks. TNG continues to develop and optimize techniques to reduce the costs associated with 3D scanning and digital asset creation while maintaining the highest definition of quality. At the same time, TNG is increasing the speed at which a production can receive the data necessary to make their production a success. TNG has been working with the following companies/productions over the past 2 years, positioning them in the perfect position to continue these relationships: • Commercials: o Brand New School • Episodics: o Marvel's Agents of S.H.I.E.L.D. o The Flash o Gotham o Black Lightning o Lost In Space • Gaming: o Warner Bros. o Rodeo VFX • Feature Film: o Okja o Game Over Man o Disney Studios o Marvel Studios o MPC o Crafty Apes o Pixomondo • Education/Research: o IvalaLearn

The Team

Managers

Name: Nicholas Tesi

Nicholas Tesi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President, Manager
  Dates of Service: December 30, 2009 - Present
  Responsibilities: Run the day to day operations of the business

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying Common Units (which are voting where members are required to vote) as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our Business could be adversely affected if we incur legal liability.
In the ordinary course of its business, TNG is subject to the risk of litigation and other disputes with its employees, content providers, competitors and other third parties. Proceedings may result in high legal costs, adverse monetary judgments and/or damage to TNG's reputation, which could have an adverse effect on the financial performance of the business.

We depend on Key personnel for our current and future performance.
The successful operation of TNG Visual Effects relies on TNG's ability to attract and retain experienced and high-performing employees (including key creative talent). The failure to achieve this may adversely affect TNG's ability to develop and implement its business strategies, result in a material increase in the costs of obtaining experienced and high-performing employees (including key creative talent), and may ultimately lead to a loss of revenue and profitability.

We rely on computer hardware, software and information systems to conduct our business, and any failure to protect these systems against security breaches or failure of these systems themselves could adversely affect our business, results of operations

and liquidity and could result in litigation and penalties. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software. Network and information systems-related events, such as computer hackings, cyber-attacks, computer viruses, or other destructive software, process breakdowns, denial of service attacks, malicious social engineering or other destructive activities, power outages, natural disasters, terrorist attacks or other similar events, could result in a degradation or disruption of TNG's services or damage to its equipment and data. These events could also result in large expenditure to repair or replace the damaged networks or information systems or to protect them from similar events in the future. The amount and scope of insurance TNG maintains against losses resulting from any such events or security breaches may not be sufficient to cover its losses or otherwise adequately compensate it for any disruptions to its business that may result, and the occurrence of any such events or security breaches could have a material adverse effect on TNG's business and financial performance and the value of TNG.

We depend on the production of digital media.

Our revenue is dependent upon the timing and production of digital media (films, television episodics, commercials, video games etc.). Any disruption of in the production of digital media (including by reason of a strike or lack of adequate financing) could hurt our business and results of operation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Nick Tesi	145,000	Common units	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 10,700 of Common Units.

Common Units

The amount of security authorized is 1 with a total of 145,000 outstanding.

Voting Rights

6.1 Members and Voting Rights. The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.l(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

Material Rights

--- Distributions. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act. 3.3 Limitations on Distributions. The Company must not make a distribution to a Member it after giving effect to the distribution: A. The Company would be unable to pay its debts as they become due in the usual course of business; or B. The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

What it means to be a minority holder

As a minority holder of units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities,

company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
This company was boot-strapped and funded solely by the Founder and President Nick Tesi. Since its inception, the company relied on the income from projects on a month-to-month basis.

Historical results and cash flows:
We believe that historical results and cash flows will not be representative of future results. With their investments, we can expect a higher cash flow based on acquiring the equipment and employees needed to grow and meet the demands of our current and prospective clients.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
We have existing lines of credit, cash on hand, and Accounts Receivable from current projects.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
Though we have our capital resources, funds of this campaign are critical to the immediate growth of our company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
Yes, as up to 75% of the funds will go toward company growth.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
We estimate operating for 1 month based on our monthly operating costs, not including current Accounts Receivable or sales. However, raising our minimum amount would not cause a major impact on our current operations.

How long will you be able to operate the company if you raise your maximum funding

goal?

We estimate operating for 1 quarter based on our monthly operating costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Crowdfunding and projected projects are our potential sources of capital.

Indebtedness

- **Creditor:** Chase
  Amount Owed: $11,924.82
  Interest Rate: 14.0%
  Maturity Date: December 06, 2018

- **Creditor:** Chase
  Amount Owed: $19,551.26
  Interest Rate: 15.0%
  Maturity Date: December 06, 2018

- **Creditor:** American Express
  Amount Owed: $2,796.73
  Interest Rate: 17.0%
  Maturity Date: December 06, 2018

- **Creditor:** State Farm Bank
  Amount Owed: $4,195.33
  Interest Rate: 15.0%
  Maturity Date: December 06, 2018

- **Creditor:** Independence Bank
  Amount Owed: $113,344.09
  Interest Rate: 7.0%
  Maturity Date: February 16, 2026

- **Creditor:** Independence Bank
  Amount Owed: $87,998.00
  Interest Rate: 7.0%
  Maturity Date: September 15, 2027

- **Creditor:** Nicholas Tesi
  Amount Owed: $138,216.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2018

Related Party Transactions

- **Name of Entity:** Nicholas Tesi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The sole owner and shareholder, Nicholas Tesi, loaned $138,216.00 to The Company.
  Material Terms: The sole owner and shareholder, Nicholas Tesi loaned the amount of $138,216 to the Company in order to cover increasing operating costs as well as purchase new equipment.

Valuation

Pre-Money Valuation: $1,450,000.00

Valuation Details: Valuation is difficult to assess as we are a private company that does not have publicly traded stock that has a market-driven value. Therefore, our current valuation is based on projected market reports in the 3D animation and Film fields as well as various past reports from the MPAA as well as individual State/Territory reports on income received from the film industry. As of 2017, the global VFX industry topped $8 billion. By 2024, the VFX market is expected to reach nearly $20 billion globally with scanning services like ours making up to almost a quarter of that. Take into consideration that over $30 billion was spent on film production across California, Georgia and New York in 2017 alone. Depending on the amount of Visual Effects that were used in the final product, VFX companies can expect to take away 10% to as much as 35% of the cost of production. With the development of Virtual Reality, the already high demand for 3D digital assets and visual effects is increasing, and it all starts with 3D scanning. The demand is growing for companies that can produce the highest quality scanning, rapidly and cost-effectively. TNG is hitting all of those marks. TNG continues to develop and optimize techniques to reduce the costs associated with 3D scanning and digital asset creation while maintaining the highest definition of quality. At the same time, we are increasing the speed at which a production can receive the data necessary to make their production a success. The growing demand for VFX in media and entertainment industry coupled with the adoption of VFX techniques for cost compensation are the key driving factors for reaching our financial goals. Articles that were used to determine valuation: VFX Market by Component (Software, Hardware and Services), by Type (Matte Painting, Simulation FX, Compositing, and Others), by Application (Movies, Advertisement and TV Shows): Global Industry Perspective, Comprehensive Analysis, and Forecast, 2017 – 2024(Rep.). (2018). Maharashtra, India: Zion Market Research Scott & Associates, Inc., L. C. (2017). THE ECONOMIC IMPACT OF LOUISIANA'S ENTERTAINMENT TAX CREDIT PROGRAMS FOR FILM, LIVE PERFORMANCE & SOUND RECORDING (Ser. 2017, Rep.). Baton Rouge, LA: Loren C. Scott & Associates. The Economic Contribution of the Motion Picture ...Motion Picture Association of America, Inc., www.mpaa.org/wp-content/uploads/2018/03/MPAA-Industry-Economic-ContributionFactsheet_2016-

FINAL-2.pdf. Economic Impact of the Film Industry in New York State - 2015 & 2016 (Rep.). (2017). Saratoga Springs, NY: Camoin Associates. Lemisch, A. (2017). Film and Television Tax Credit Programs Progress Report (Rep.). Hollywood, CA: California Film Commission. Global Animation, VFX & Games Industry: Strategies, Trends & Opportunities, 2018(Rep.). (2018). Dublin: Research and Markets. Georgia Department of Economic Development, Georgia Department of Economic Development. (2017, July 10). Deal: Film industry generates $9.5 billion for Georgia's economy[Press release]. Retrieved from https://gov.georgia.gov/press-releases/2017-07-10/deal-film-industry-generates-95-billion-georgia's-economy Mukherjee, D., Gupta, G., Bhasin, R., & Kumar, P. (2013). And Action! Making Money in the Post-Production Services Industry(Rep.). A.T. Kearney.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  10.0%
  We will use these funds towards continued marketing efforts on various social media platforms.

- *Operations*
  10.0%
  We will use these funds toward operating costs including office maintenance, payroll, etc.

- *Working Capital*
  64.0%
  The remaining funds will go toward working capital to maintain company viability.

- *Company Employment*
  5.0%
  Funds will be used to increase personnel.

- *Inventory*
  5.0%
  Funds will be used to upgrade our equipment.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  15.0%
  We will use these funds towards continued marketing efforts on various social media platforms.

- *Operations*
  15.0%
  We will use these funds toward operating costs including office maintenance, payroll, etc.

- *Working Capital*
  24.0%
  These funds will be used toward working capital to maintain company viability.

- *Company Employment*
  20.0%
  We will use these funds to hire more employees (artists, scanning technicians, etc.) to meet the demands of our clients.

- *Inventory*
  20.0%
  We will use these funds for updated scanning technology and increase our current inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://tngvisualeffects.com/ (The Company will make annual reports available at http://www.tngvisualeffects.com/index.php/about-us/annual-reports. The Annual Reports will be available within 120 days of the the end of the issuer's most recent fiscal year.).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tng-visual-effects

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Nicholas VFX Group LLC

[See attached]

I, Nicholas B. Tesi (Print Name), the Founder/President (Principal Executive Officers) of The Nicholas VFX Group LLC dba TNG Visual Effects (Company Name), hereby certify that the financial statements of The Nicholas VFX Group LLC dba TNG Visual Effects (Company Name) and notes thereto for the periods ending December 31, 2017 (12/31/2017) and December 31, 2016 (12/31/2016) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The Nicholas VFX Group LLC has filed its federal tax return for year 2017.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of October 19, 2018 (Date of Execution).



_____ (Signature)

____President____ (Title)

____10-19-18____ (Date)

The Nicholas VFX Group, LLC
dba
TNG Visual Effects

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2017 and 2016

The Nicholas VFX Group
dba
TNG Visual Effects

Index to Financial Statements
(unaudited)

The Nicholas VFX Group, LLC
dba
TNG Visual Effects

BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(unaudited)

	2017	2016
Assets		
Current Assets:		
Cash	$ 48,920.26	$ 54,301.46
Total Current Assets	$ 53,848.08	$ 68,408.94
Non-Current Assets		
Property, Plant & Equipment	$ 176,930.81	$ 213,444.42
Intangible Assets	$ 156,543.65	$ 146,778.91
Total Non-Current Assets	$	$
Total Assets	$ 214,204.18	$ 219,758.27
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings	$	$
Short-term borrowings	$	$
Total Current Liabilities	$ 55,499.37	$ 71,398.56
Non-Current Liabilities	$	$
Long-term borrowings	$	$
Total Non-Current Liabilities	$ 264,202.15	$ 164,340.41
Total Liabilities	$ 319,701.52	$ 235,738.97

Stockholders' Equity

(Security Name) issued and outstanding	_____	_____
Subscription Receivable	_____	_____
Retained Earnings	$ (22,025.73)	$ 29,409.50
Total Stockholders' Equity	$ (105,497.34)	$ (15,980.70)
Total Liabilities and Stockholders' Equity	$ 214.204.18	$ 219,758.27

The Nicholas VFX Group, LLC
dba
TNG Visual Effects

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Revenue	$ 389,523.29	$ 356,799.11
Cost of Sales	$ 211,888.30	$ 210,953.10
Gross Profit	$ 177,634.99	$ 145,846.01
Operating Expenses-		
General and Administrative		
Total Operating Expenses		
	$ 196,316.65	$ 187,352.98
Net Income	$ (50,470.64)	$ (43,403.00)

The Nicholas VFX Group, LLC
dba
TNG Visual Effects

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	December 31, 2017	December 31, 2016
Cash Flows From Operating Activities		
Net Income	$ 356,799.11	$ 389,523.29
Net Cash Used in Operating Activities	$ 196,316.65	$ 187,352.98
Increase in Cash and Cash Equivalents		
Cash and cash equivalents, beginning of period	$ (52,403.29)	$ 5,113.53
Cash and cash equivalents, end of period	$ (66,295.72)	$ (52,403.29)
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$ 20,430.88	$ 17,400.19
cash paid for income taxes	$ 15,657.84	$ 18,155.20
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	$

NOTE 1 – NATURE OF OPERATIONS

The Nicholas VFX Group LLC dba TNG Visual Effects was formed on December 30, 2009 ("Inception") in the State of California. The financial statements of The Nicholas VFX Group LLC dba TNG Visual Effects (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Torrance, California.

The Nicholas VFX Group LLC dba TNG Visual Effects is a group of uniquely talented 3D scanning professionals dedicated to one thing – making you look good! Our team is built on a foundation of 25 years in the industry. Founder, Nick Tesi, started working in 1986 with one of the first 3D animation systems and is well-regarded among his peers as a true expert in the visual effects industry.
TNG is headquartered in Torrance, CA, and has partnerships in New York, Atlanta, Montreal, Toronto and Vancouver. It is our mission to be located across North America in areas that are convenient for our customers where we can best serve them and provide the highest level of quality and efficient service.
TNG Visual Effects was built on the core belief that a client should receive more than expected with uncompromised integrity.
The entire team at TNG offers the right mix of technological know-how, mobility, customer service, efficiency and affordability. Our experience includes working with Fox, Summit Entertainment, Evergreen Productions, HBO, Stargate Studios, Acne Media, Blur Studios, The Mill, Zoic Studios, yU+co, Warner Bros., and Luma Pictures on feature films, commercials, and well-known action television shows (both mini-series and episodics). We have also worked in the gaming industry, leveraging our experience with such companies as THQ, Midway, Sony, 2K Sports, Bioware, and EA. Music videos have begun using our technology, and can be seen in John Legend and David Guetta's recent work. With the up rise of 3d printing, more people have approached us with items they desire to be scanned, and then printed. The automobile industry is interested in our ability to scan cars for use on their website or commercials.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

    Level - Observable inputs that reflect quoted prices (unadjusted) for identical assets or
    1   liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of 3D scanning services when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

TNG VFX founder, Nick Tesi, has been instrumental in keeping the company viable since its creation. Please note the following debt by instrument below:

Credit Cards	Interest Rate (%)	Balance
Chase Ink #1	14.99	$11,924.82
Chase Ink #2	15.24	$19,551.26
American Express	17.24	$2,796.73
State Farm	15.24	$4,195.33
Total Balance		**$43,234.76**

Business Loans/Leases	Interest Rate (%)	Balance	Maturity Date
Independence Bank (SBA Loan#1)	7.00	$113,344.09	02/16/2026
Independence Bank (SBA Loan #2)	7.50	$87,998.00	09/15/2027
Nick Tesi to Company	0.00	$138,216.00	N/A
Total Balance		**$339,558.09**	

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

LLC Units
145,000 units are owned by the sole member, Nicholas Tesi.

NOTE 6 – RELATED PARTY TRANSACTIONS

The sole owner and shareholder, Nicholas Tesi loaned the amount of $138,216 to the Company in order to cover increasing operating costs as well as purchase new equipment.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after March 14, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet. However, October 15th the company elected to raise the number of membership units from 100 to 250,000 units.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.


TNG VISUAL EFFECTS
PLAY VIDEO
TNG 3D SCANNING VISUAL EFFECTS

0
Investors

$0.00
Raised of $0 goal

TNG Visual Effects

3D Scanning Service

Small OPO, Film & Video
US Investors Only

Overview Team Terms Updates Comments Share

3D Scanning Services to the Visual Effects Industry

Invest in TNG Visual Effects



TNG Visual Effects is a 3D scanning services company with locations around North America that serve the major studios and filming locations. 3D Scanning digitally captures a detailed image of a person or object that can then be used in film, television, video games, or any other medium that requires image editing or manipulation. **Unlike other VFX groups, TNG Visual Effects produces high-quality 3D scans that can be used for complex 3D printing, crime scene investigation, medical applications, industrial training and inspection, and will be integral to virtual and augmented reality experiences.**

We keep hearing about the future impacts augmented and virtual realities will bring, but have you stopped to think about how those technologies will go from novelty to useful tool? The answer lies in the powerful technology of 3D



scanning that takes real-world objects and transforms them into digitally manipulatable copies to be used in everything from entertainment to industrial applications.

At the moment, the major demand for 3D scanning technology comes from the entertainment industry. Graphic artists and editors are desperately needed just to satisfy the billion-dollar animation market, and it's only going to become more important and vital to the production of entertainment.

According to reports on the Global Animation, VFX and Games Industry and the VFX Market by Component, in 2017 the global VFX market was valued at $8.6 billion. By 2024, VFX will be a nearly $20 billion global industry, and digital scanning will make up nearly a quarter of that*. We Believe 3D scanning is only going to become more important for the VFX industry, and this campaign will help us capture that segment. But 3D scanning isn't just limited to entertainment.

*Global Animation, VFX & Games Industry: Strategies, Trends & Opportunities, 2018(Rep.). (2018). Dublin: Research and Markets.
*VFX Market by Component (Software, Hardware and Services), by Type (Matte Painting, Simulation FX, Compositing, and Others), by Application (Movies, Advertisement and TV Shows): Global Industry Perspective, Comprehensive Analysis, and Forecast, 2017 – 2024(Rep.). (2018). Maharashtra, India: Zion Market Research.

With your help, we believe we can become the industry-leading 3D scanning services provider for every industry and truly usher in the future we all envision.

The Offering

Investment

$10.00/share | When you invest you are betting the company's future value will exceed $1.5 Million



These Offerings are eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

What is TNG Visual Effects?



TNG Visual Effects is a 3D Scanning services company based



in Los Angeles, California. Since our highly specialized services are in demand all over North America, TNG Visual Effects has established satellite locations or affiliates in most of the major North American film centers: New York, Atlanta, New Orleans, Vancouver, Toronto, and Montreal to supply that demand. **We are a team of visual effects artists and technicians that are dedicated to producing extremely high-quality 3D digital scans for entertainment, education, industry, and commerce.**

3D scanning is our specialty, and we do it well. We currently work with the major networks and studios around North America to produce some of the special effects you see in your favorite movies.

These long-standing relationships ensure recurring income for our company, but to become an industry-leading resource and meet the wave of the future head-on, we've got some work to do.

How does TNG Visual Effects work?

We use the most current technology to create complex digital doubles that can then be used and manipulated for television, movies, video games, augmented and virtual reality, or any other medium. 3D scanning populates the CGI worlds in your favorite superhero movies, and it lets your favorite actors pull off miraculous stunts. It also empowers your favorite brands to deliver better customer and client experiences and is even helping to train the next generation of doctors. **3D scanning is at the heart of the future.**



When a producer needs a person to be scanned for special effects or to be used in a video game, they call TNG Visual Effects. We send a team with full equipment to the studio, and we then employ our **structured-light 3D scanner** to create our high-quality digital copies.



By scanning an object's three-dimensional shape with a complex camera system, we can measure projected light patterns. Coupled with photogrammetry and our skilled team of artists, we're able to create a comprehensive digital replica ready to be animated or manipulated. Those assets are then sent to a third party for additional work. But before they leave our possession, we make sure they are of the highest quality.

Reputability and recognition are important in the entertainment industry, and we have worked hard to

become one the best options for studios and networks in **North America.** The cost of scanning depends on the complexity of the models, but we strive to offer our services at highly competitive prices.

What can TNG Visual Effects do?

3D Scanning might seem like a very narrow part of the vast visual effects industry, but it's actually one of the most versatile. It provides content for many other aspects of the field. There's a vast ocean of real, physical content that needs to be translated into a digital form to be used. **3D scanning acts like a spring that feeds the river of editing and manipulation.**

Take, for example, our work on the last two Twilight movies. Every one of the vampires featured in those films had to have a 3D-scanned digital copy made. **We took scans of 125 actors for the Twilight films, and those scans were used to make the spectacular climactic fight scenes.**

And that's just one film.

We've worked on a number of major blockbuster films over the past decade, dozens of TV shows, video games, commercials, and even more.



Retopology   Render



Beyond Entertainment...

3D scanning can be used by nearly every industry. With the advent of augmented and virtual reality, 3D scans of physical objects are going to become more important for commercial, educational, medical, and industrial uses.

TNG Visual Effects can work with nearly every industry. This campaign isn't merely about what we can do and have done...It's more about what what we intend to do. With the oncoming wave of 3D scanning requests that are coming, **we need to scale up.**

This campaign is to make that possible.

About TNG Visual Effects

Nick, our founder, has been an industry leader for more than 20 years. He has always been fascinated by the digital arts,

and he got his start working in 3D software. It was thrilling and groundbreaking work, but he wanted to go deeper into the technical side.

When the opportunity arose to move to a Belgian 3D-scanning company, Nick took the opportunity as the North and South American representative for them where he helped bring this technology to the market. Nick worked on the forefront of the industry and helped raise that company to success from 2000 to 2009. But when his employer decided to take the business in a different direction, Nick realized his opportunity and moved to seize it.

Rather than dilute his digital services and over-expand in technology, Nick found the right people and the right tech and secured it quickly to capture the 3D scanning market. In 2010, Nick started TNG Visual Effects by himself and has built it into one of the industry-leading 3D scanning providers. With TNG Visual Effects as the Parent Company, he quickly established and owns 100% equity in satellite locations in all the major filming locations (including TNG Canada, Inc. which serves Vancouver, Toronto and Montreal and TNG Louisiana, LLC which serves New York, New Orleans, and Atlanta) and moved to secure as much of the independent North American market as he could.

Since 2010, TNG Visual Effects has been run just by Nick and his team. They've never taken partners and have never sought funding before. They've gotten everything they've achieved through hard work, good relationships, and a rapidly growing market that can't be satisfied by the current companies servicing the market.

How we believe TNG Visual Effects is shaping the future

3D scanning is integral to many of the visual technologies that will come to define our future. This campaign will position TNG Visual Effects well to mature along with the technology and step into other fields before others.

When the technology matures, and the industry realizes the need for 3D scanning tech, we'll see an explosion in demand across a diverse array of industries:









Education: 3D scanning isn't just an in-demand field for artists and universities, it's also a powerful tool for teaching. We believe that 3D scans will power education across all fields of study in the future.

Medical: 3D scanning is already being used to advance medical education. The advent of augmented and virtual realities will make it an indispensable technology for the healthcare industry. We are already seeing an increase in demand for our services to create advanced, custom

Training: No matter the industry, training is necessary. With the rise in augmented and virtual realities, much of that training will take place in a virtual space that needs to be created by artists. Every training program that requires deep familiarity with a complex object will

Commercial: eCommerce and augmented advertising will soon become the norm across the internet and the world. Our 3D-scanning technology will shape the avatars people make, build the faces of the AI assistants, and will change the way we purchase and interact with products of all

prostheses, and we have entered into a partnership with a Veterinary educator to provide scans of animal bones and organs for study.

use our 3D scanning services.

kinds.

3D Scanning is literally the core technology upon which so much of the future will be based. If you help us, you'll be building that future with us.

The Vision for TNG Visual Effects



With this first round of funding, we'll upgrade our technology and equipment, and add more personnel to handle the increased demand. This campaign is, first and foremost, about upgrading and expanding TNG Visual Effects' operation capabilities.

Next, we'd work on adding even more people and expanding into new locations. We're lucky enough to be located in seven cities across North America, but as we've already shown there's so much more demand for our services. We'd hope to expand to numerous cities to handle all the work, and perhaps expand into new markets in New Mexico.

In five years, we hope to be the standard for the industry and to our knowledge, the first go-to 3D scanning service provider that the major networks and studios use. At the same time, we'd like to begin to expand our partnerships with universities around the country. With these relationships, we believe we'll be able to dominate new markets, leading the way in innovation and competitive pricing.

Invest in TNG Visual Effects today

A lot of work goes into building the future we all imagine, but we believe we're still a long way away from the augmented and virtual realities we know will shape our lives soon. Nevertheless, we can all see it in our minds clearly. We know the kinds of advances that are coming, and we can see how magical life can be.

This campaign is one step towards getting us all there.

Join us in building that future, and we'll make sure it's one we all want to see. Invest in TNG Visual Effects today.





Motion Capture

TNG begins research in Motion-Capture (MO-CAP) technology.

The Launch of The Nicholas VFX Group

The Nicholas VFX Group, LLC launches as TNG Visual Effects in CA.

TNG Louisiana, LLC

TNG Louisiana opens in New Orleans territory as a subsidiary. Gets deals with Marvel's Agents of S.H.I.E.L.D., Sleepy Hollow, and the Twilight Saga.

Artificial Intelligence

TNG begins research in Artificial Intelligence (AI) avatars.

TNG Grows (ANTICIPATED)

TNG continues to grow- adding new equipment to satellite locations, adding talent, increase relationships with partners and increase visibility across North America.

December 2009   **May 2013**   **January 2015**   **February 2018**   **January 2019**

February 2010   **March 2014**   **July 2016**   **January 2019**

TNG Torrance, CA

TNG moves in its California Headquarters in Torrance, CA positioning itself in the heart of the film capital of the world and increasing its mobility and availability to local productions.

TNG Canada, Inc. and TNG New York

TNG opens synergistic relationships in New York territory. TNG Canada, Inc. launches as a subsidiary in response to deals made in Canada.

TNG Atlanta

TNG opens synergistic relationships in Atlanta territory in response to an increase in business in the area.

Launched on Start Engine

You can own a part of our company.

Meet Our Team



Nick Tesi

Founder, President, and Director

Nick, an active member of the Visual Effects Society, boasts more that 25 years in the entertainment industry. Widely regarded as one of the industry's foremost technology experts, he continues to approach every project with the same innovation, creativity and thorough going professionalism that first distinguished him as a major talent in this field. Nick began working in the visual effects industry in 1986 with one of the first 3D animation systems. He has served as VP of TDI 3D Animation Software and VP of Eyetronics before starting TNG. Since its opening, he has worked with such high-profile clients as Netflix, Disney, Marvel, Fox, Warner Brothers, Summit Entertainment, HBO, Stargate Studios, Evergreen Productions, Acne Media and Blur Studios on more than 50 feature films, countless commercials and well-known television shows. Clients in the video game industry include Bioware, EA, Sony, THQ, Rockstar, Ubisoft and 2k Sports. Nick's invaluable experience and deep commitment to the art and science behind visual effects makes him the ideal owner and operator of the company.



Sky Tesi

Technical Director

Sky has worked with 3D Scan data in the Entertainment industry for films, TV, commercials, and games for over 12 years. Adapting to the latest available technologies, he has taken his knowledge of



Alec Talian

Scanning Technician

Alec is a 3D modeler with two years experience working as a freelancer for the game industry. He attended the Art Institute Hollywood and received his BS in Visual Effects and Animation. During his studies he



Arianne (Ari) Sweeney

Artist

Arianne is an organic 3D Modeler. Originally from Northeast Ohio, she attended Savannah College of Art and Design obtaining her BFA in Visual Effects before coming to the Sunny State. Adoring



Isabelle Westfall

3D Modeler

Shunzi is an organic 3D modeler and texture artist that hails from Oakdale, CA. She attended Full Sail University receiving her BS in Computer Animation. Her hobbies include (of course) drawing portraits, texturing and

preparing, executing, post-processing, and pipeline management through the years with structured light, laser scanning, and camera-based 3D scanning. Expert in photography, he has used photogrammetry to capture humans, props (as small as a blueberry), vehicles, and environments. He trains photographers and 3D scan technicians across the globe, and generates some of the finest 3D Scan data, providing solid alignments, massive textures, and thick dense point clouds and meshes.

specialized in hard-surface modeling and 3D scanning. In his spare time outside of work, he enjoys mountain biking and binge watching science documentaries.

traveling as a hobby, Arianne can often be found planning out a new adventure around the states. She also an avid lover of cats, especially her own, Turnip Fluffington Mcgee III, above all others.

modeling. On the more obscure side, she does enjoy writing poetry and her collection of exotic flutes.



Jay Yorke
Executive Assistant

Jay comes to TNG with a wealth of experience in various fields including 8 years in Entertainment. He is a man of many hats and talents. Jay works with Nick in harnessing legal matters, marketing, customer service, compiling important documents and assisting with investor relations. In addition to general administration, he is a social strategist that provides lead generation, client acquisition, brand awareness and a strong presence on social media. In his spare time, he enjoys reading a good book, binge-watching practically anything on Netflix or going for a run around town.

Offering Summary

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

TNG visual-effects we believe the FX is the magic ofHollywood and that's why we have been in business for over 10 years creating state-of-the-art 3d digital content for film TV video games and more if you've been to the movies turned on your TV or played video games you've seen our 3d models at work and we're not slowing down anytime soon on the contrary 3d content is blowing up we use high-tech scanning techniques to create digital doubles that can be used in place of a character an object or a building why let an actress jump off the back of a moving truck when you can have her digital double jump instead using 3d doubles for film and television is a smart reusable technology perfect for TV series and Saga movies where the imaging can be reused time and again using a digital double gives the director limitless creativity and more flexibility in their vision no need to blow up cars buildings or the environment in order to get the shot everything can be modeled and digitally destroyed or manipulated saving the production money in the long run the world of 3d scanning and the need for its expertise is growing exponentially this technology isn't just for the movies and TV 3d scanning has infiltrated the medical industry communications streaming video industrial education even customer service ai are using 3d avatars to assist their customers the work we do has limitless possibilities we already have several remote locations in areas with the highest tax incentives for production and our plan is to be the most well known and respected 3d tech group throughout North America including Los Angeles New York Atlanta New Orleans Vancouver Toronto and Montreal plus we are mobile and can travel to any remote location with full operation capabilities our goal is to to where our customers are and we are inviting you to be part of our future success according to a 2016 MPAA report the film industry generated over 130 billion dollars in wages in the US alone VFX services like ours can account for up to 10 percent of those wages on average with our initial investor offering we will be able to provide local service for out of state productions operate with more flexibility and utilize and invest in the latest technology we will continue to produce the highest quality 3d models on the market on time and on budget throughout North America don't miss out on this opportunity to invest in the magic of VFX to learn more visit our website at TNGvisualeffects.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Secretary of State
Amendment to Articles of Organization of a Limited Liability Company (LLC)

LLC-2

IMPORTANT — *Read Instructions* **before completing this form.**

Filing Fee – **$30.00**

Copy Fees – First page $1.00; each attachment page $0.50; Certification Fee - $5.00

Note: You must file a Statement of Information (Form LLC-12), to change the business address(es) of the LLC or to change the name or address of the LLC's manager(s) and/or agent for service of process, which can be filed online at *bizfile.sos.ca.gov*.

FILED DAT
Secretary of State
State of California
OCT 30 2018
1pc

Above Space For Office Use Only

1. **LLC Exact Name** (Enter the exact name on file with the California Secretary of State.)

THE NICHOLAS VFX GROUP LLC

2. **LLC 12-Digit Entity (File) Number** (Enter the exact 12-digit Entity (File) Number issued by the California Secretary of State.)

200936510143

3. **New LLC Name (If Amending)** (*See Instructions* – List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

4. **Management (If Amending)** (Select **only** one box)

The LLC will be managed by:



☑ One Manager ☐ More than One Manager ☐ All LLC Member(s)





5. **Purpose Statement** (Do not alter Purpose Statement.)

The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

6. **Additional Amendment(s)** set forth on attached pages, if any, are incorporated herein by reference and made part of this Form LLC-2. (All attachments should be 8½ x 11, one-sided, legible and clearly marked as an attachment to this form LLC-2.)

Signature

By signing, I certify that the information is true and correct and that I am authorized by California law to sign.

[signature] — Sign here

Nicholas Tesi — Print your name here

LLC-2 (REV 11/2017)

2017 California Secretary of State
bizfile.sos.ca.gov

Operating Agreement

THE NICHOLAS VFX GROUP LLC,
a California Limited Liability Company

THIS OPERATING AGREEMENT of THE NICHOLAS VFX GROUP LLC (the "Company") is entered into as of the date set forth on the signature page of this Agreement by each of the Members listed on Exhibit A of this Agreement.

A.   The Members have formed the Company as a California limited liability company under the California Revised Uniform Limited Liability Company Act. The purpose of the Company is to conduct any lawful business for which limited liability companies may be organized under the laws of the state of California. The Members hereby adopt and approve the articles of organization of the Company filed with the California Secretary of State.

B.   The Members enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

ARTICLE 1: DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article 1 or elsewhere in this Agreement and if not so specified, have the meanings set forth in the California Revised Uniform Limited Liability Company Act.

"Agreement" means this Operating Agreement of the Company, as may be amended from time to time.

"Capital Account" means, with respect to any Member, an account consisting of such Member's Capital Contribution, (1) increased by such Member's allocated share of income and gain, (2) decreased by such Member's share of losses and deductions, (3) decreased by any distributions made by the Company to such Member, and (4) otherwise adjusted as required in accordance with applicable tax laws.

"Capital Contribution" means, with respect to any Member, the total value of (1) cash and the fair market value of property other than cash and (2) services that are contributed and/or agreed to be contributed to the Company by such Member, as listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement.

"Exhibit" means a document attached to this Agreement labeled as "Exhibit A," "Exhibit B," and so forth, as such document may be amended, updated, or replaced from time to time according to the terms of this Agreement.

"Manager" means each Person who has authority to manage the business and affairs of the Company pursuant to this Agreement; such Persons are listed on Exhibit B, as may be updated from time to time according to the terms of this Agreement. A Manager may be, but is not required to be, a Member.

"Member" means each Person who acquires Membership Interest pursuant to this Agreement. The Members are listed on Exhibit A, as may be updated from time to time according to the terms of this Agreement. Each Member has the rights and obligations specified in this Agreement.

"Membership Interest" means the entire ownership interest of a Member in the Company at any particular time, including the right to any and all benefits to which a Member may be entitled as provided in this Agreement and under the California Revised Uniform Limited Liability Company Act, together with the obligations of the Member to comply with all of the terms and provisions of this Agreement.

"Ownership Interest" means the Percentage Interest or Units, as applicable, based on the manner in which relative ownership of the Company is divided.

"Percentage Interest" means the percentage of ownership in the Company that, with respect to each Member, entitles the Member to a Membership Interest and is expressed as either:

A.   If ownership in the Company is expressed in terms of percentage, the percentage set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement; or

B.   If ownership in the Company is expressed in Units, the ratio, expressed as a percentage, of:

(1)   the number of Units owned by the Member (expressed as "MU" in the equation below) divided by

(2)   the total number of Units owned by all of the Members of the Company (expressed as "TU" in the equation below).

$$\text{Percentage Interest} = \frac{MU}{TU}$$

"Person" means an individual (natural person), partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Units" mean, if ownership in the Company is expressed in Units, units of ownership in the Company, that, with respect to each Member, entitles the Member to a Membership Interest which, if applicable, is expressed as the number of Units set forth opposite the name of each Member on Exhibit A, as may be adjusted from time to time pursuant to this Agreement.

ARTICLE 2: CAPITAL CONTRIBUTIONS, ADDITIONAL MEMBERS, CAPITAL ACCOUNTS AND LIMITED LIABILITY

2.1 **Initial Capital Contributions**. The names of all Members and each of their respective addresses, initial Capital Contributions, and Ownership Interests must be set forth on Exhibit A. Each Member has made or agrees to make the initial Capital Contribution set forth next to such Member's name on Exhibit A to become a Member of the Company.

2.2 **Subsequent Capital Contributions**. Members are not obligated to make additional Capital Contributions unless unanimously agreed by all the Members. If subsequent Capital Contributions are unanimously agreed by all the Members in a consent in writing, the Members may make such additional Capital Contributions on a pro rata basis in accordance with each Member's respective Percentage Interest or as otherwise unanimously agreed by the Members.

2.3 **Additional Members**.

A.   With the exception of a transfer of interest (1) governed by Article 7 of this Agreement or (2) otherwise expressly authorized by this Agreement, additional Persons may become Members of the Company and be issued additional Ownership Interests only if approved by and on terms determined by a unanimous written agreement signed by all of the existing Members.

B.   Before a Person may be admitted as a Member of the Company, that Person must sign and deliver to the Company the documents and instruments, in the form and containing the information required by the Company, that the Managers deem necessary or desirable. Membership Interests of new Members will be allocated according to the terms of this Agreement.

2.4 **Capital Accounts**. Individual Capital Accounts must be maintained for each Member, unless (a) there is only one Member of the Company and (b) the Company is exempt according to applicable tax laws. Capital Accounts must be maintained in accordance with all applicable tax laws.

2.5 **Interest**. No interest will be paid by the Company or otherwise on Capital Contributions or on the balance of a Member's Capital Account.

2.6 **Limited Liability; No Authority.** A Member will not be bound by, or be personally liable for, the expenses, liabilities, debts, contracts, or obligations of the Company, except as otherwise provided in this Agreement or as required by the California Revised Uniform Limited Liability Company Act. Unless expressly provided in this Agreement, no Member, acting alone, has any authority to undertake or assume any obligation, debt, or responsibility, or otherwise act on behalf of, the Company or any other Member.

ARTICLE 3: ALLOCATIONS AND DISTRIBUTIONS

3.1 **Allocations**. Unless otherwise agreed to by the unanimous consent of the Members any income, gain, loss, deduction, or credit of the Company will be allocated for accounting and tax purposes on a pro rata basis in proportion to the respective Percentage Interest held by each Member and in compliance with applicable tax laws.

3.2 **Distributions**. The Company will have the right to make distributions of cash and property to the Members on a pro rata basis in proportion to the respective Percentage Interest held by each Member. The timing and amount of distributions will be determined by the Managers in accordance with the California Revised Uniform Limited Liability Company Act.

3.3 **Limitations on Distributions**. The Company must not make a distribution to a Member if, after giving effect to the distribution:

A.   The Company would be unable to pay its debts as they become due in the usual course of business; or

B.   The fair value of the Company's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the Company were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of Members, if any, whose preferential rights are superior to those of the Members receiving the distribution.

ARTICLE 4: MANAGEMENT

4.1 **Management**.

A.   **Generally**. Subject to the terms of this Agreement and the California Revised Uniform Limited Liability Company Act, the business and affairs of the Company will be managed by the Board of Managers, as further described below. The Members initially nominate and elect the Person(s) set forth on Exhibit B to serve as the Manager(s) of the Company. The Managers will act under the direction of the Members and may be elected or removed at any time, for any reason or no reason, by the Members holding a majority of the Voting Interest of the Company. Exhibit B must be amended to reflect any changes in Managers.

B.   **Approval and Action**. Unless greater or other authorization is required pursuant to this Agreement or under the California Revised Uniform Limited Liability Company Act for the Company to engage in an activity or transaction, all activities or transactions must be approved by a majority of Managers, to constitute the act of the Company or serve to bind the Company, but if the Managers cannot reach a majority vote, the dispute will be submitted to the Members to be resolved by the affirmative vote of the Members holding at least a majority of the Voting Interest of the Company. With such approval, the signature of any Managers authorized to sign on behalf of the Company is sufficient to bind the Company with respect to the matter or matters so

approved. Without such approval, no Managers acting alone may bind the Company to any agreement with or obligation to any third party or represent or claim to have the ability to so bind the Company.

C.   **Certain Decisions Requiring Greater Authorization**. Notwithstanding clause B above, the following matters require unanimous approval of the Members in a consent in writing to constitute an act of the Company:

(i)   A material change in the purposes or the nature of the Company's business;

(ii)   With the exception of a transfer of interest governed by Article 7 of this Agreement, the admission of a new Member or a change in any Member's Membership Interest, Ownership Interest, Percentage Interest, or Voting Interest in any manner other than in accordance with this Agreement;

(iii)   A merger or conversion under the California Revised Uniform Limited Liability Company Act;

(iv)   Any other act outside the ordinary course of the Company's activities;

(v)   The sale, lease, exchange, or other disposition of all, or substantially all, of the Company's property, with or without goodwill, outside the ordinary course of the Company's activities; and

(vi)   The amendment of this Agreement.

4.2   **Meetings of Managers**. Regular meetings of the Managers are not required but may be held at such time and place as the Managers deem necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference call, or by any other means permitted under the California Revised Uniform Limited Liability Company Act. In addition, Company actions requiring a vote may be carried out without a meeting if all of the Managers consent in writing to approve the action.

4.3   **Officers**. The Managers are authorized to appoint one or more officers from time to time. The officers will have the titles, the authority, exercise the powers, and perform the duties that the Managers determine from time to time. Each officer will continue to perform and hold office until such time as (a) the officer's successor is

chosen and appointed by the Managers; or (b) the officer is dismissed or terminated by the Managers, which termination will be subject to applicable law and, if an effective employment agreement exists between the officer and the Company, the employment agreement. Subject to applicable law and the employment agreement (if any), each officer will serve at the direction of Managers, and may be terminated, at any time and for any reason, by the Managers.

ARTICLE 5: ACCOUNTS AND ACCOUNTING

5.1 **Accounts**. The Company must maintain complete accounting records of the Company's business, including a full and accurate record of each Company transaction. The records must be kept at the Company's principal executive office and must be open to inspection and copying by Members during normal business hours upon reasonable notice by the Members wishing to inspect or copy the records or their authorized representatives, for purposes reasonably related to the Membership Interest of such Members. The costs of inspection and copying will be borne by the respective Member.

5.2 **Records**. The Managers will keep or cause the Company to keep the following business records.

(i)   An up to date list of the Members, each of their respective full legal names, last known business or residence address, Capital Contributions, the amount and terms of any agreed upon future Capital Contributions, and Ownership Interests, and Voting Interests;

(ii)   A copy of the Company's federal, state, and local tax information and income tax returns and reports, if any, for the six most recent taxable years;

(iii)   A copy of the articles of organization of the Company, as may be amended from time to time ("Articles of Organization"); and

(iv)   An original signed copy, which may include counterpart signatures, of this Agreement, and any amendments to this Agreement, signed by all then-current Members.

5.3 **Income Tax Returns.** Within 45 days after the end of each taxable year, the Company will use its best efforts to send each of the Members all information necessary for the Members to complete their federal and state tax information, returns, and reports and a copy of the Company's federal, state, and local tax information or income tax returns and reports for such year.

5.4 **Subchapter S Election.** The Company may, upon unanimous consent of the Members, elect to be treated for income tax purposes as an S Corporation. This designation may be changed as permitted under the Internal Revenue Code Section 1362(d) and applicable Regulations.

5.5 **Tax Matters Member.** Anytime the Company is required to designate or select a tax matters partner pursuant to Section 6231(a)(7) of the Internal Revenue Code and any regulations issued by the Internal Revenue Service, the Members must designate one of the Members as the tax matters partner of the Company and keep such designation in effect at all times.

5.6 **Banking.** All funds of the Company must be deposited in one or more bank accounts in the name of the Company with one or more recognized financial institutions. The Managers are authorized to establish such accounts and complete, sign, and deliver any banking resolutions reasonably required by the respective financial institutions in order to establish an account.

ARTICLE 6: MEMBERSHIP – VOTING AND MEETINGS

6.1 **Members and Voting Rights.** The Members have the right and power to vote on all matters with respect to which the Articles of Organization, this Agreement, or the California Revised Uniform Limited Liability Company Act requires or permits. Unless otherwise stated in this Agreement (for example, in Section 4.1(c)) or required under the California Revised Uniform Limited Liability Company Act, the vote of the Members holding at least a majority of the Voting Interest of the Company is required to approve or carry out an action.

6.2 **Meetings of Members.** Annual, regular, or special meetings of the Members are not required but may be held at such time and place as the Members deem necessary or desirable for the reasonable management of the Company. Meetings may be called by any Member or Members, holding 10% or more of the Percentage Interests, for the purpose of addressing any matters on which the Members may vote. A written notice setting forth the date, time, and location of a meeting must be sent at least ten (10) days but no more than sixty (60) days before the date of the meeting to each

Member entitled to vote at the meeting. A Member may waive notice of a meeting by sending a signed waiver to the Company's principal executive office or as otherwise provided in the California Revised Uniform Limited Liability Company Act. In any instance in which the approval of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the California Revised Uniform Limited Liability Company Act, including by conference call or similar communications equipment. Any action that could be taken at a meeting may be approved by a consent in writing that describes the action to be taken and is signed by Members holding the minimum Voting Interest required to approve the action. If any action is taken without a meeting and without unanimous written consent of the Members, notice of such action must be sent to each Member that did not consent to the action.

ARTICLE 7: WITHDRAWAL AND TRANSFERS OF MEMBERSHIP INTERESTS

7.1 **Withdrawal**. Members may withdraw from the Company prior to the dissolution and winding up of the Company (a) by transferring or assigning all of their respective Membership Interests pursuant to Section 7.2 below, or (b) if all of the Members unanimously agree in a written consent. Subject to the provisions of Article 3, a Member that withdraws pursuant to this Section 7.1 will be entitled to a distribution from the Company in an amount equal to such Member's Capital Account, which must be paid by the Company to such Member within ninety (90) days of the withdrawal date unless otherwise agreed in writing.

7.2 **Restrictions on Transfer; Admission of Transferee**. A Member may transfer Membership Interests to any other Person without the consent of any other Member. A person may acquire Membership Interests directly from the Company upon the written consent of all Members. A Person that acquires Membership Interests in accordance with this Section 7.2 will be admitted as a Member of the Company only after the requirements of Section 2.3(b) are complied with in full.

ARTICLE 8: DISSOLUTION

8.1 **Dissolution.** The Company will be dissolved upon the first to occur of the following events:

      (i)   The vote of the Members holding at least a majority of the Voting Interest of the Company to dissolve the Company;

(ii)   Entry of a decree of judicial dissolution under Section 17707.01 of the California Revised Uniform Limited Liability Company Act;

(iii)   The sale or transfer of all or substantially all of the Company's assets;

(iv)   A merger or consolidation of the Company with one or more entities in which the Company is not the surviving entity; or

(v)   The Company has no members during 90 consecutive days, except on the death of a natural person who is the sole member of the Company, the status of the member, including Membership Interest, may pass to the heirs, successors, and assigns of the member by will or applicable law.

8.2 **No Automatic Dissolution Upon Certain Events**. Unless otherwise set forth in this Agreement or required by applicable law, the death, incapacity, disassociation, bankruptcy, or withdrawal of a Member will not automatically cause a dissolution of the Company.

ARTICLE 9: INDEMNIFICATION

9.1 **Indemnification**. The Company has the power to defend, indemnify, and hold harmless any Person who was or is a party, or who is threatened to be made a party, to any Proceeding (as that term is defined below) by reason of the fact that such Person was or is a Member, Manager, officer, employee, representative, or other agent of the Company, or was or is serving at the request of the Company as a director, Manager, Governor, officer, employee, representative or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise (each such Person is referred to as a "Company Agent"), against Expenses (as that term is defined below), judgments, fines, settlements, and other amounts (collectively, "Damages") to the maximum extent now or hereafter permitted under California law. "Proceeding," as used in this Article 9, means any threatened, pending, or completed action, proceeding, individual claim or matter within a proceeding, whether civil, criminal, administrative, or investigative. "Expenses," as used in this Article 9, includes, without limitation, court costs, reasonable attorney and expert fees, and any expenses incurred relating to establishing a right to indemnification, if any, under this Article 9.

9.2 **Mandatory.** The Company must defend, indemnify and hold harmless a Company Agent in connection with a Proceeding in which such Company Agent is involved if, and to the extent, California law requires that a limited liability company indemnify a Company Agent in connection with a Proceeding.

9.3 **Expenses Paid by the Company Prior to Final Disposition**. Expenses of each Company Agent indemnified or held harmless under this Agreement that are actually and reasonably incurred in connection with the defense or settlement of a Proceeding may be paid by the Company in advance of the final disposition of a Proceeding if authorized by a vote of the Members that are not seeking indemnification holding a majority of the Voting Interests (excluding the Voting Interest of the Company Agent seeking indemnification) or a majority of the Managers that are not seeking indemnification, as the case may be. Before the Company makes any such payment of Expenses, the Company Agent seeking indemnification must deliver a written undertaking to the Company stating that such Company Agent will repay the applicable Expenses to the Company unless it is ultimately determined that the Company Agent is entitled or required to be indemnified and held harmless by the Company (as set forth in Sections 9.1 or 9.2 above or as otherwise required by applicable law).

ARTICLE 10: GENERAL PROVISIONS

10.1 **Notice.** (a) Any notices (including requests, demands, or other communications) to be sent by one party to another party in connection with this Agreement must be in writing and delivered personally, by reputable overnight courier, or by certified mail (or equivalent service offered by the postal service from time to time) to the following addresses or as otherwise notified in accordance with this Section: (i) if to the Company, notices must be sent to the Company's principal executive office; and (ii) if to a Member, notices must be sent to the Member's last known address for notice on record. (b) Any party to this Agreement may change its notice address by sending written notice of such change to the Company in the manner specified above. Notice will be deemed to have been duly given as follows: (i) upon delivery, if delivered personally or by reputable overnight carrier or (ii) five days after the date of posting if sent by certified mail.

10.2 **Entire Agreement; Amendment**. This Agreement along with the Articles of Organization (together, the "Organizational Documents"), constitute the entire agreement among the Members and replace and supersede all prior written and oral understandings and agreements with respect to the subject matter of this Agreement, except as otherwise required by the California Revised Uniform Limited Liability

Company Act. There are no representations, agreements, arrangements, or undertakings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed in the Organizational Documents. This Agreement may not be modified or amended in any respect, except in a writing signed by all of the Members, except as otherwise required or permitted by the California Revised Uniform Limited Liability Company Act.

10.3 **Governing Law; Severability**. This Agreement will be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is held to be unenforceable by a court of competent jurisdiction for any reason whatsoever, (i) the validity, legality, and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any provisions containing any such unenforceable provision that are not themselves unenforceable) will not in any way be affected or impaired thereby, and (ii) to the fullest extent possible, the unenforceable provision will be deemed modified and replaced by a provision that approximates the intent and economic effect of the unenforceable provision and the Agreement will be deemed amended accordingly.

10.4 **Further Action**. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

10.5 **No Third Party Beneficiary**. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other Person or entity will have or acquire any right by virtue of this Agreement. This Agreement will be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

10.6 **Incorporation by Reference**. The recitals and each appendix, exhibit, schedule, and other document attached to or referred to in this Agreement are hereby incorporated into this Agreement by reference.

10.7 **Counterparts**. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members signed the same copy. All counterparts will be construed together and will constitute one agreement.

[Remainder Intentionally Left Blank.]

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Operating Agreement and do each hereby represent and warrant that their respective signatory, whose signature appears below, has been and is, on the date of this Agreement, duly authorized to execute this Agreement.

Dated: _10 - 18 - 18_



Signature of Nicholas Tesi

<u>EXHIBIT A</u>
MEMBERS

      The Members of the Company and their respective addresses, Capital Contributions, and Ownership Interests are set forth below. The Members agree to keep this Exhibit A current and updated in accordance with the terms of this Agreement, including, but not limited to, Sections 2.1, 2.3, 2.4, 7.1, 7.2, and 10.1.

Members	Capital Contribution	Units
Nicholas Tesi Address: 3424 W Carson St., Ste. 210 Torrance, California 90503		145,000

EXHIBIT B
MANAGERS

Manager(s) of the Company are set forth below.

Nicholas Tesi